April 10, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3720

Attn:	Larry Spirgel

	RE:	Portfolio Recovery Associates, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 000-50058
Ladies and Gentlemen:
     Portfolio Recovery Associates, Inc. (the “Company”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated March 27, 2009 from Larry Spirgel of the Commission to Kevin Stevenson of the Company relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 filed with the Commission on February 27, 2009 (the “Form 10-K”). The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, the Company has included above each response a copy of the comment to which it is responding.
Form 10-K for Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Year ended December 31, 2008 compared to year ended December 31, 2007, page 33
1.	We note you state your net allowance charges were $19.4 million and $2.9 million for the years ended December 31, 2008 and 2007, respectively. However you do not include any discussion as to why there was a significant change in impairment charges, including impact of internal or external factors, performance of specific pools, when during the year the charges were taken and why. Please provide us with this information and expand your discussion in future filings.

Securities and Exchange Commission
April 10, 2009

Response:
During our existence, we have purchased charged off receivables in the face amount of approximately $40 billion, at a purchase price of more than $1 billion. During that time, we have recorded approximately $24 million in net allowance charges of which $19.4 million were taken in 2008. This equates to less than 3% of total purchases. We recorded allowance charges of $2.8 million, $3.9 million, $3.8 million and $8.9 million during the first, second, third and fourth quarter, respectively.
We note that we increased our disclosure in the Supplemental Data section of our Annual Report on Form 10-K to include life-to-date allowance charges by yearly tranche on page 38.
The factors listed below have some impact on our allowance charges.
     Market Pricing: In the bad debt industry, the price that one company is willing to pay for a portfolio may be vastly different than the price other market participants may be willing to pay. This is largely a result of differences in underwriting competence, as well as different processes, procedures and collection strategies employed by these different companies. We believe that our large dataset of payment histories accumulated over 13 years, our sophisticated statistical models and our experienced underwriters have contributed to the accuracy of our underwriting process. In turn, accurate underwriting tends to diminish the need for allowance charges. Further, we do not sell accounts and we utilize our own collectors in order to liquidate our purchased portfolios. Other companies rely on re-sales as part of their strategy or use outsourced third party collectors in order to liquidate portfolios. Pricing for bad debt portfolios is not static and when done correctly should be highly correlated to the collectability of the accounts being purchased. Historically, prices for bad debt portfolios began to increase in late 2004 or early 2005 and peaked in 2006 or early 2007, both on an absolute and relative basis to collectability. In terms of allowances, as pricing increases, it leaves less and less room for pricing/underwriting or operational errors, including any impact of economic decline. Pricing began to decrease on an absolute basis in mid-to-late 2007 and that trend continued through 2008. The current unprecedented negative economic environment has put downward pressure on collection results and has created general uncertainty for the long-term collection prospects of the accounts we purchase. For this reason, we have been booking accounts purchased in the 2007 through present time period at historically low lifetime collections to purchase price multiples in order to appropriately pace revenue recognition and minimize allowance charges.

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April 10, 2009

     External Factors: The two external factors that impact our business, and allowances specifically, are the pricing environment and the economy. In our opinion, the pricing environment is probably more influential. We believe that we operate in a cyclical business. A good economy generates higher pricing due to fewer accounts being made available and more competition coming from new or existing entrants to the market possessing significant new capital. This higher pricing environment is somewhat offset by what we believe to be better collections. In a bad economy, pricing tends to drop as competition wanes, capital exits the market and the supply of accounts is increased due to higher charge-off rates experienced by consumer lenders. Moreover, the worsening economy puts pressure on the consumer and tends to depress our collection results. In either case, we believe the swing in portfolio pricing is more pronounced than the swing in collectability.
     Internal Factors: A myriad of internal factors can impact collection results in both good and bad economic times. These factors include employee-centric factors such as productivity, turnover and tenure, all of which are discussed in the Supplemental Data section of our periodic filings. Specifically, during 2008, we invested heavily in automated dialer technology and experimented with new ways to distribute accounts to the operations staff based on our scoring technology.
Of the $19.4 million in 2008 allowance charges, $17.5 million came from the buying years that experienced higher pricing (2005-2007).
To break this down further, approximately $2.5 million of that $17.5 million allowance came from our portfolios of bankruptcy paper, which we discussed on page 38 of our Annual Report on Form 10-K. When we review the performance of any portfolio that has outperformed expectations, we must evaluate how much of the outperformance is due to an acceleration of cash flows (timing) versus a true “betterment” (permanent difference). As we reviewed outperformance for our bankruptcy portfolios, primarily those purchased in 2006, we came to the conclusion that we allocated too much to the “betterment” category and, as a result, increased the yields on the pools. This permanent versus timing difference drove all of the allowances to date for our purchased bankruptcy portfolio.
The remaining $15 million of the $17.5 million 2008 allowance came from non-bankrupt charge-off portfolios. As stated previously, the pricing environment was challenging during 2005-2007 and afforded little room for pricing or operational errors. Had the economy stayed favorable, these purchase years may have presented some level of collection challenges simply due to pricing; however, as 2008 unfolded, the economy began its dramatic downward movement and collections began to slow. This slow down in collections caused a portion of the allowances. Additionally during 2007 and 2008, we were buying significant amounts of charged

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April 10, 2009

off accounts and correspondingly increased the numbers of our collection staff to work on the larger portfolio. Since new employees are less productive than tenured employees, this, in turn, diluted the tenure and productivity of our staff and contributed some amount to the allowances. Finally, we discovered some issues in our legal collection process which resulted in accounts being sued earlier in the collection process than we now believe was optimal and the sued accounts were not placed into the court system in a timely manner. While we have since rectified that process, the resulting process issues caused a lag in our legal collections that was particularly evident in the account portfolios purchased in 2005-2007. In addition, the third party attorneys we employ to file collection suits on our behalf also appear to be experiencing lower collection results due to the economy.
On the positive side, our new predictive dialer strategies coupled with our new scoring processes have helped to counter these aforementioned issues.
In response to the Staff’s comment, we will include a condensed version of the above commentary in our future filings.
Supplemental Performance Data, page 38
2.	We note from your disclosure in the last sentence of the last full paragraph on page 32 that you target a similar internal rate of return on portfolio purchases. However, it appears from the Entire Portfolio chart on page 38 that total estimated collections as a percentage of purchase price for years 2005 through 2008 are significantly below historical average collection rates of around 2.5 to 3.0 times purchase price. In future filings, please provide additional insight into the underlying causes and nature of this trend and how it could potentially impact your results of operations and financial condition in the future. You should also provide a discussion of the efforts, if any, that management is taking to address this issue.
Response:
To address the Staff’s comment, we need to view each of the first two sentences of the Staff’s comment separately.
With respect to the Staff’s first sentence, we respectfully point out that the actual quote on Page 32 of our Annual Report on Form 10-K reads as follows: “However, regardless of the average purchase price, we intend to target a similar internal rate of return (after direct expenses) in pricing our portfolio acquisitions; therefore, the absolute rate paid is not necessarily relevant to estimated profitability of a period’s buying.”

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This sentence is meant to convey the concept that the purchase rate of an individual deal and the absolute price paid are largely irrelevant to potential profitability. Whether a portfolio costs 50 basis points or 10 cents on the dollar (1000 basis points), we target similar internal rates of return, or IRRs, after direct expenses during any given period of time. Specifically, when we found that investors equated average purchase rate for any given period as the determining factor for probable profitability of portfolios purchased, we ceased the reporting of the average price paid in order to avoid encouraging this misleading analysis. To reiterate, no matter what percentage we pay (as calculated against face value purchased), we target similar IRRs during any given time frame.
The Staff’s second sentence appears to question why IRRs are different over different periods by noting that IRRs, as demonstrated by collection rates, have fallen over time. We feel there are two primary explanations for this trend.
We first note one distinguishing factor in assessing this trend. During 2004, we began purchasing bankrupt accounts. This was an additional business to the charge off business we historically operated. The bankruptcy business differs from the charge off business in that collections typically come from U.S. bankruptcy trustees as opposed to company-operated collection call centers. As a result, expenses relative to collections are significantly lower in our bankruptcy business than in our charge off business. Targeting similar IRRs then permits us to buy portfolios with far lower collections to purchase price multiples with bankrupt pools than we are able to do with charge off pools. We therefore believe it is important to exclude the impact of the bankruptcy business on purchase price multiples when looking at long term trends.
The first explanation for this trend has to do with pricing competition. When competition increases so that pricing becomes negatively impacted on a relative basis (total lifetime collections in relation to purchase price), IRRs tend to trend lower. This was the situation during 2005-2007 and is a large contributor to the phenomenon of decreased purchase price multiples for that period.
The second explanation for this trend has to do with the manner in which we initially book newly acquired pools of accounts and how we forecast future estimated collections for any given portfolio of accounts (We disclose this forecast in each of our quarterly filings, referring to it as “ERC” or “estimated remaining collections”). Since our revenue recognition under SOP 03-3 is driven by both the magnitude of estimated lifetime collections as well as the timing of those collections, in an effort to most properly calculate revenue, we have tended towards booking new portfolio purchases using a high confidence level for both collection amount and pace and, subsequently, we continuously update ERC as time goes on. Since our inception, this process has tended to cause the ratio of collections to

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purchase price multiple for any given year of buying to gradually increase over time. As a result, our estimate of lifetime collections to purchase has shown relatively steady increases as pools have aged. Thus, one would tend to see a higher collection to purchase price ratio from a pool of accounts that was six years from purchase than say a pool that was just two years from purchase.
To the extent that lower purchase price multiples are the ultimate result of more competitive pricing and lower IRRs, this will generally lead to lower operating margins and ultimately lower profitability. As portfolio pricing becomes more favorable on a relative basis, our profitability will tend to expand. To the extent we can improve our collection operations by extracting additional cash from a discreet quantity and quality of accounts, and/or by extracting cash at a lower cost structure, we can put upward pressure on our operating margins. During 2008 we made significant enhancements in our analytical abilities, management personnel and automated dialing capabilities, all with the intent to collect more cash at lower cost.
In response to the Staff’s comment, we will provide additional disclosure and clarification in our future filings, including describing our enhancements to collection efforts and strategy, as well as commenting on the observed purchase environment.
Liquidity and Capital Resources, page 43
3.	In future filings, please provide a more detailed discussion of your liquidity sources and needs in the next 12 months and your expected sources of funds. With respect to liquidity needs, identify and discuss material known spending commitments such as the $71.6 million of forward flow purchases in the next year. Although you note that cash generated from operations together with available borrowings will provide sufficient financing over the next 12 months, please provide additional detail about the extent to which you expect to rely on borrowing during this time period. Also discuss and quantify to the extent practical your borrowing capacity under your line of credit, taking into account the covenants therein, and whether or not this is expected to be sufficient to satisfy your liquidity needs. Identify and evaluate the most material factors or uncertainties, such as the tax examination and finding discussed on pages 77 and 78 that could impact these expectations.
Response:
In response to the Staff’s comment, in future filings we will expand the liquidity section to include a more detailed discussion of liquidity sources and needs and our expected sources of funds. Further, we will identify and discuss material known

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spending commitments such as forward flow purchases in the next year.
We will discuss qualitatively our intentions with respect to our credit facility over the upcoming period and whether this will be sufficient to satisfy our liquidity needs. We believe that, based on the amount of disclosure we provide in terms of our cash flows, disclosing our utilization plans with respect to our credit facility would provide our competitors with insight into our purchase plans for the upcoming year and would place us at a competitive disadvantage. Furthermore, since pricing for portfolios is always evolving, and since we attempt to buy relatively more portfolios when pricing is advantageous and relatively fewer when pricing is less attractive, it is not possible for us to accurately predict the use of our credit facility.
We will identify and evaluate the most material factors or uncertainties that could impact on our borrowing expectations. With respect to the Staff’s reference to the tax examination issue, we respectfully note that we did discuss the tax impact of an adverse finding in the liquidity section on page 44 of our Annual Report on Form 10-K as follows: “In addition, we file taxes using the cost recovery method for income recognition. If we were to receive an unfavorable ruling on our tax method, we may be required to pay our current deferred taxes in the near term, possibly requiring additional financing from other sources.”
Critical Accounting Policies, page 48
4.	You state that valuation allowances are established, subsequent to acquisition of the accounts, when the present value of cash flows initially expected at acquisition are no longer expected to be collected. But you do not describe the process for revising the cash flow estimates such as how often or under what circumstances are they revised and what external and internal factors are considered in your analysis. Please explain this process to us in detail and expand your policy disclosure here and in your footnotes, in future filings.
Response:
We book our income based on the guidance of SOP 03-3. As it relates to the Staff’s comment, we believe the operative paragraphs are #6 and #8. These paragraphs are annexed to this letter for your reference.
Paragraph 6 specifically addresses income recognition, while paragraph 8 addresses allowances, the release of allowances and increase in yields.
The Staff’s comment specifically deals with allowances and our related review process. Our allowance review process is rooted in the premise set forth in

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paragraph 8: “Based on current information and events, it is probable that the investor is unable to collect all cash flows expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition”. In short, current information and a probable outcome is what drives our decision making.
Our process is as follows:
•	Each accounting pool (as described in our filings) is initially set up using our projections of estimated cash flows and expected economic life. This projection is derived from the acquisition models used to purchase the pool. This methodology is rooted in paragraph 6.

•	Once the cash flows have been established and the life determined, we compute the effective yield that fully amortizes that pool at the end of its expected economic life.

•	For accounting purposes, we go through the SOP 03-3 process at every month end when we close our financial statements. As our results are booked each month, the finance staff takes the projection for that month and replaces it with the actual results. However, since we report our earnings on a quarterly basis, the March, June, September and December closes involve reviewing the full quarter and not just that month. While each accounting pool is scrutinized monthly by the finance staff, the full quarter is taken into consideration in order to report our income and our allowances.

•	Before any work is done, we balance the actual results to the data contained in the SOP 03-3 models to ensure accuracy. Once balanced, we physically review each and every accounting pool. In that review, we are watching for (in no particular order):
•	Long and medium term trends

•	Currently observed trends

•	Seasonal trends

•	Performance under or over original projections

•	Performance under or over updated projections

•	Tracking to original projection curve shape

•	Tracking to updated “current” projection curve shape
•	Outperformance: When significant outperformance of an accounting pool is observed, we communicate with our operations and acquisitions staff to understand the nature of the outperformance. As discussed in our

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response to comment #1, if we mischaracterize the nature of the outperformance of an accounting pool, and increase the yield of that pool, that new yield becomes the benchmark for later allowances. Therefore, we spend a significant amount of time looking at outperformance.

•	Underperformance: When underperformance of an accounting pool is observed, we communicate with our operations and acquisitions staff to understand the nature of the underperformance. If the underperformance causes the pool not to amortize fully at the end of its expected economic life, we have two courses of action:
•	Book an allowance

•	Revise future cash flows upward
•	By far, the most common action for an underperforming pool is to book the allowance. That is the course of action that we believe best matches the goals of the SOP. We believe that early, often smaller action prevents larger allowances in the future. If our initial action ends up being wrong, and we end up outperforming our future projections, we reverse the allowance.

•	Rarely do we increase future cash when we have seen a current underperformance in cash collections. One example would be a late remittance from a seller. When we purchase a deal, situations arise (especially early in the life of a deal) where customers will send their payment to the seller instead of sending monies to us. These remittances can be large in that early period. Since we cut off our cash receipts promptly at the end of a month, it is possible that a particular pool had a weak month or quarter but we had a remittance in hand from the prior month which would cause us to increase the next month’s projection by a similar amount.

•	Once the process is complete, the month or quarter is closed and the results are summarized. Totals are once again balanced to ensure completeness and formulas are also verified.

•	General ledger interface entry is completed and then balanced to the general ledger. This is an important control. While we mentioned the models are balanced, the cash collections are fed into the ledger via a different channel and, therefore, we balance a third time, to the ledger. This provides us with great confidence that every dollar is properly accounted for.

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•	Once balanced, booked and closed, we start the process again for the next month.
In response to the Staff’s comment, we will include a condensed version of this process in our future filings.
Consolidated Balance Sheet, page 56
5.	In future filings please group and present totals for current assets and current liabilities pursuant to Regulation S-X 5-02 paragraphs 9 and 21.
Response:
We respectfully disagree with the Staff’s comment to present a classified balance sheet. Paragraphs 9 and 21 of Rule 5-02 of Regulation S-X prescribe a classified balance sheet only when appropriate. Also, the use of a classified balance sheet is not mandated under U.S. GAAP. We believe that, due to the specialized nature of our industry (finance), the current/noncurrent distinction has little or no relevance.
We are an accounts receivable servicing company that acquires portfolios of receivables primarily from financial institutions. The accounts on which we collect are all contractually past due but the timing and amount of eventual collectability is based upon management’s best estimates and projections as prescribed in SOP 03-3. The vast majority of our assets and liabilities in both dollar and percentage terms are financial assets. As a result, we have structured our balance sheet in accordance with Article 9, including Rule 9-03, of Regulation S-X. These regulations do not require the presentation of a classified balance sheet. Due to the speculative nature of the timing and collectability of our financial receivables, we believe a classified balance sheet could potentially be misleading to investors. We also note that none of our publicly traded competitors provide a classified balance sheet.
Therefore, we respectfully assert that a classified balance sheet is not required under Regulation S-X.
Notes to the Consolidated Financial Statements
6.	We note that you do not include disclosure regarding your determination of reportable segments as defined by SFAS 131. We also note that on page 62 you describe your principal business to be the acquisition and collection of accounts that have experienced deterioration of credit quality and then on page 63 you refer to several other separate subsidiaries under Commissions. It appears to us you may have more than one operating and reporting segment. Please

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advise us and add disclosure regarding your assessment of operating and reportable segments in accordance with SFAS 131.
Response:
We respectfully disagree with the Staff’s conclusion that we have more than one operating and reportable segment as defined by SFAS 131. We are an accounts receivable management company that services assets from various sources and across different cycles in the assets’ lives. The business referenced on page 62 of our Annual Report on Form 10-K describes our business of purchasing charged-off consumer receivables primarily from financial institutions for collection on our own account. All revenue from this business is recorded in the “Income recognized on finance receivables, net” on the consolidated income statement.
The subsidiaries referenced on page 63 of our Annual Report on Form 10-K refer to our four commission-based or fee-for-service subsidiaries (Anchor Receivables Management, which ceased operations on July 1, 2008 (Anchor), IGS, RDS and MuniServices), whose revenues are included in “Commissions” on the consolidated income statement. Per the definition of operating segment in paragraph 10 of SFAS 131, each of these subsidiaries earns revenues and incurs expenses, the results of which are reviewed regularly by the chief operating decision maker and for which discrete financial information is available.
Our businesses are part of the same general industry (accounts receivable management) and have similar economic characteristics. Each of our businesses provides (or provided, in the case of Anchor) a service within this general industry. Anchor was a contingent-fee collection company that operated similarly to our charged-off business, except that in Anchor’s case we did not own the accounts. IGS services consumer receivables, primarily by locating customers of holders of secured loans for the purpose of locating their collateral. The services that IGS performs are similar to services that we perform for our charged-off accounts (locating customers and securing payment on their accounts). RDS services government receivables by collecting and processing tax payments for certain collectible taxes, such as sales/use and business license taxes, and engaging in audit activities of certain business taxes. Prior to 2009, RDS also maintained a contingent collection operation that collected on delinquent taxes. MuniServices specializes in revenue enhancement and related services to state and local government clients, specifically locating misallocated tax dollars (audit) and ensuring they are received by the proper jurisdiction. RDS and MuniServices use tracking services and processes that are relatively homogenous to those used by all areas of PRA.
Each of our businesses is in constant communication with one another, as well as with corporate headquarters. In addition, there are weekly executive meetings that include the CEO, CFO, COO, CIO, certain SVPs and the local managers for each of

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the subsidiaries. Operational issues of all of our businesses are discussed in an open forum during these weekly meetings. Decisions are made on how to allocate resources between competing priorities as a result of these meetings. The chief operating decision maker is our CEO.
Paragraph 17 of SFAS 131 allows for the aggregation of operating segments if each segment has the following similar economic characteristics:
a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
a.	The nature of the products and services — As described above, we are an accounts receivable management company that services assets from various sources and at different cycles in the assets’ lives. Accounts receivable management involves numerous steps in order to generate revenue with the overall goal of liquidating the receivables. The steps as required generally include locating people via various skip trace techniques, collecting payments in some fashion from the obligor and processing those payments. While the details of these activities can vary between businesses, they each participate in these activities to provide the same, basic service of accounts receivable management.

b.	The nature of the production processes — We are a service company and produce the client service in very similar fashions. Each of our businesses utilizes call centers with collection representatives in a professional environment. These representatives use skip trace tools to find obligors, get them on the phone and negotiate account resolution with them. The resolution of the account results in thousands of transactions that are processed each month by each of these businesses. Because we have these similar production processes across businesses, we can leverage our technology infrastructure and marketing efforts to deliver a unified product offering to our clients.

c.	The type or class of customer for their products and services — Our clients are generally institutional in nature — financial institutions and government entities. Each of these entities allows us to work its paper or sells it to us. The paper is a receivable that requires collection effort as described above.

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Each of our businesses services entities that hold various types of receivables, including taxes, credit card receivables and loans. While our primary business is buying and collecting on delinquent accounts, ARM and IGS have clients that place accounts with them, and RDS and Muni have clients that will place taxpayer accounts with them as well as to allow them to service a known portfolio of tax receivables by collecting and processing all the tax payment transactions. Some of these clients have placed accounts with and/or sold accounts to more than one of our subsidiaries. No matter the format, we are servicing the same basic asset type — a receivable — from the same type or class of customer — an institutional obligee.

d.	The methods used to distribute their products or provide their services — We provide our services generally through electronic means and utilizing a sophisticated call center approach. We market our services in the same way across our businesses and, once we obtain the accounts through purchase or placement, we use the phones and skip trace tools to find the obligor and we use a computer system to segment and track all activity on an account, including obligor correspondence, account notations and financial transactions that have been applied to the account.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities — Our industry is regulated by fairly broad laws with which we must comply. These include third party disclosure rules, accurate reporting to such agencies as credit bureaus, protection of customer information and accurate computations of outstanding account balances and proper statusing of accounts. Regulations issued by the Federal Trade Commission and other federal agencies implementing the Gramm-Leach-Bliley Act, as well as state privacy laws, pose similar compliance issues for each entity, and impact all of our businesses. Additionally, the regulations of the Fair Credit Reporting Act and the Fair Debt Collection Practices Act also impact obligor communications, account collections as well as skip trace techniques, as they relate to the access, use and sharing of consumer location information and personal financial information. In addition to the regulatory environment in which we operate, we believe that being successful in our business requires professional treatment of debtors and taxpayers. As a result, we have designed operational guidelines melding legal compliance and standards of fair treatment across all of our businesses.

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For these reasons, we believe our businesses operate as one and they constitute only one operating and reportable segment under SFAS 131.
**********
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please feel free to contact Adam M. Fox at 212.649.8732. Thank you for your cooperation and attention to this matter.

Portfolio Recovery Associates, Inc.
/s/ Kevin Stevenson
Chief Financial Officer

Annex
Paragraphs #6 and #8 of SOP 03-3
.06 Income recognition. Recognition of income under this SOP is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected. Subsequent to acquisition, this SOP does not prohibit placing loans on nonaccrual status, including use of the cost recovery method or cash basis method of income recognition, when appropriate. For example, if the timing of either a sale of the loan into the secondary market or a sale of loan collateral in essentially the same condition as received upon foreclosure is indeterminate, the investor likely does not have the information necessary to reasonably estimate cash flows expected to be collected to compute its yield and should cease recognizing income on the loan. However, the ability to place a loan on nonaccrual should not be used to circumvent the loss recognition guidance contained in paragraphs .07a and .08a . Alternatively, if the timing and amount of cash flows expected to be collected from those sales are reasonably estimable, the investor should use those cash flows to apply the interest method under this SOP. Consistent with paragraph 18 of FASB Statement No. 91 , interest income should not be recognized to the extent that the net investment in the loan would increase to an amount greater than the payoff amount. If the loan is acquired primarily for the rewards of ownership of the underlying collateral, accrual of income is inappropriate. Such rewards of ownership would include use of the collateral in operations of the entity or improving the collateral for resale.
.08 Loan not accounted for as a debt security.12 An investor should continue to estimate cash flows expected to be collected over the life of the loan. If, upon subsequent evaluation:
a. Based on current information and events, it is probable that the investor is unable to collect all cash flows expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition (in accordance with paragraph .08b(2) of this SOP), the condition in paragraph 8(a) of FASB Statement No. 5 , Accounting for Contingencies, is met.13 The loan should be considered impaired for purposes of applying the measurement and other provisions of FASB Statement No. 5 or, if applicable, FASB Statement No. 114 , Accounting by Creditors for Impairment of a Loan.14
b. Based on current information and events, it is probable that there is a significant increase in cash flows previously expected to be collected or if

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Annex - Page 2 of 2
actual cash flows are significantly greater than cash flows previously expected, the investor should:
(1) Reduce any remaining valuation allowance (or allowance for loan losses) for the loan established after its acquisition for the increase in the present value of cash flows expected to be collected, and
(2) Recalculate the amount of accretable yield for the loan as the excess of the revised cash flows expected to be collected over the sum of (a) the initial investment less (b) cash collected less (c) write-downs plus (d) amount of yield accreted to date. The investor should adjust the amount of accretable yield by reclassification from nonaccretable difference. The adjustment should be accounted for as a change in estimate in conformity with APB Opinion No. 20 with the amount of periodic accretion adjusted over the remaining life of the loan. The resulting yield should be used as the effective interest rate in any subsequent application of paragraph .08a of this SOP.